Exhibit 99.1

ESPÍRITO SANTO FINANCIAL GROUP S.A. société anonyme registered office : 231 Val des Bons Malades L-2121 Luxembourg-Kirchberg

RCS Luxembourg B 22.232

NOTICE OF MEETING

Extraordinary General Shareholders’ Meeting of Espírito Santo Financial Group S.A.
to be held on 8th July 2005 at 12 o'clock at the Company's registered office,
231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg

AGENDA

1.	Proposal to increase the number of directors from twenty two to twenty three.

2.	Appointment of Mr.Yves Alain Marie Morvan, with professional address at 45 rue Georges Mandel, Paris, France, as Director of the Company.

3.	Appointment of Mr. Fernando Pedro Braga Pereira Coutinho, with professional address at Rua Barata Salgueiro, 30, Lisbon, Portugal, as Director of the Company.

4.	Amendment to Article 8 of the Articles of Incorporation which would forthwith read as follows:

‘Article 8- Form of Shares- The Company shares shall be either in the form of registered or in the form of bearer shares, at the option of the shareholders.

The name and address of the holder of registered shares shall be entered in the share register of the Company and the Company shall, if so specifically requested by the holder of registered shares, deliver a registered share certificate or a multiple registered share certificate in the name of the holder of registered shares.Holders of bearer shares shall receive a bearer share certificate or a multiple bearer share certificate.Holders of shares may at any time request the Company to exchange their shares from shares in bearer form into shares in registered form or vice-versa.’

In accordance with the Luxembourg law dated 4th December 1992, concerning important shareholdings in companies listed on the Luxembourg Stock Exchange, any shareholders who are the beneficial owners of more than 10% of the shares of the Company, directly or indirectly in the form of ADSs, are requested to declare their positions.

Requirements to participate in the Extraordinary General Meeting

In order to participate in the meeting, the holders of bearer shares must deposit their bearer shares with a bank or brokerage institution acceptable to the Company’s board of directors, and send the respective certificate to the Company. Holders of registered shares and ADSs are not required to make such deposit.

In addition, the holders of bearer shares, registered shares or ADSs who intend to participate in the meeting in person or by proxy are required to advise the Company of their intention. Proxy forms are available at the registered office of the Company.

The certificates as well as the information of attendance mentioned above and any proxy forms should reach the Company at its registered office at 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg, Tel.00352 4389891; Fax: 00352 435410, no later than the close of business (5.00 p.m., Luxembourg time) on 4th July 2005.